SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Noranda Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

655422 10 3
(CUSIP Number)

Andrew J. Beck
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2003
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

     Explanatory Note: The filing persons previously reported their holdings of the Issuer’s securities on Schedule 13G pursuant to Rule 13d-1(d).

(Continued on following pages)

(Page 1 of 13 Pages)

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 2 of 13 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
BRASCAN CORPORATION

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒--Joint Filing

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization
ONTARIO

	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 121,785,999 (8) Shared Voting Power 0 (9) Sole Dispositive Power 121,785,999 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
121,785,999

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
41.57%

(14)	Type of Reporting Person (See Instructions)
CO,HC

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 3 of 13 Pages

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
EDPERPARTNERS LIMITED

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒--Joint Filing

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization
ONTARIO

	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0 (8) Shared Voting Power 121,785,999 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 121,785,999

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
121,785,999

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
41.57%

(14)	Type of Reporting Person (See Instructions)
CO,HC

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 4 of 13 Pages

Item 1. Security and Issuer.

     This statement relates to common shares, no par value (the “Common Shares”), of Noranda Inc., an Ontario corporation (the “Company”). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario, Canada M5J 2T3.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)	Brascan Corporation (“Brascan”), a corporation formed under the laws of the Province of Ontario; and

(ii)	EdperPartners Limited (“Edper”), a corporation formed under the laws of the Province of Ontario that controls Brascan through its ownership (along with its shareholders) of all of Brascan’s Class B Limited Voting Shares and approximately 15% of Brascan’s Class A Limited Voting Shares on a fully diluted basis.

(b)-(c)	Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brascan and Edper.

(d)-(e)	During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brascan and Edper, respectively.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the Common Shares purchased by Brascan on August 18, 2003 was Cdn.$253,000,000. This Schedule 13D is required to be filed as a result of such transaction. All the funds required for the purchase were taken from cash-on-hand.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 5 of 13 Pages

Item 4. Purpose of Transaction.

     This statement relates to the acquisition of 20,000,000 Common Shares by Brascan Corporation in a private placement by the Company completed on August 18, 2003, at a price of Cdn.$12.65 per share (the “Placement”). The Placement was made pursuant to a Subscription Agreement, dated as of July 29, 2003, between Brascan and the Company (the “Subscription Agreement”). The Subscription Agreement, which contains customary investment representations and warranties, is attached hereto as Exhibit 2. Concurrently with the Placement, the Company completed an underwritten public offering of Common Shares in Canada (the “Public Offering”). The purpose of the Placement was to enable Brascan, after giving effect to the Public Offering, to approximately maintain its pre-Public Offering percentage ownership of the Company.

     Pursuant to an Option Agreement, dated July 29, 2003 and amended on August 11, 2003, the Company also granted to Brascan an option to purchase additional Common Shares, at a price of Cdn.$12.65 per share, to the extent that such additional Common Shares were not purchased by the underwriters of the Public Offering. As the underwriters purchased all of such additional Common Shares, the option expired unexercised. The Option Agreement and the amendment thereto are attached hereto as Exhibits 3 and 4, respectively.

     Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 6 of 13 Pages

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)	Each of the Reporting Persons may be deemed to be the beneficial owner of 121,785,599 Common Shares. Such Common Shares constitute approximately 41.57% of the issued and outstanding Common Shares based on the number of Common Shares outstanding as of August 18, 2003. Brascan may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares. Brascan beneficially owns such Common Shares directly and indirectly through wholly-owned subsidiaries. Edper may be deemed to have shared power (with Brascan) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)	None of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has effected any transaction in the Common Shares during the past 60 days, other than as disclosed herein.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Edper is the major shareholder of Brascan.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 6, 2003, between Brascan Corporation and EdperPartners Limited.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 7 of 13 Pages

Exhibit 2	Subscription Agreement, dated as of July 29, 2003, between Brascan Corporation and Noranda Inc.

Exhibit 3	Letter Agreement, dated July 29, 2003, between Brascan Corporation and Noranda Inc.

Exhibit 4	Letter Agreement, dated August 11, 2003, between Brascan Corporation and Noranda Inc.

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 8 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2003

BRASCAN CORPORATION

By:	/s/ Alan V. Dean

Name: Alan V. Dean Title: Senior Vice-President and Secretary

EDPERPARTNERS LIMITED

By:	/s/ Brian D. Lawson

Name: Brian D. Lawson Title: President and Secretary

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 9 of 13 Pages

SCHEDULE I
BRASCAN CORPORATION

Conrad M. Black Citizenship:	United Kingdom
Business Address:	10 Toronto Street, Toronto, Ontario M5C 2B7
Present Principal Occupation or Employment:	Chairman and Chief Executive Officer
Employer:	Hollinger Inc.
Employer’s Business:	Publishing company
Employer’s Address:	Same as Business Address

James J. Blanchard
Citizenship:	United States
Business Address:	1200 19th Street N.W., 6th Floor, Washington, D.C. 20036-2412
Present Principal Occupation or Employment:	Partner
Employer:	Piper Rudnick
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

Jack L. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto,
Ontario M5J 2T3
Present Principal Occupation or Employment:	Group Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 10 of 13 Pages

Roberto P.C. de Andrade
Citizenship:	Brazil
Business Address:	Av. Rio Branco 147, 13° andar, Conjunto 1303a1307, CEP 20040-006 — Rio de Janeiro, Brazil
Present Principal Occupation or Employment:	Executive Chairman
Employer:	Brascan Brazil Ltd.
Employer’s Business:	Real estate, agribusiness and financial services
Employer’s Address:	Same as Business Address

Sen. J. Trevor Eyton
Citizenship:	Canada
Business Address:	44 Victoria Street, Suite #400, Toronto, Ontario M5C 1Y2
Present Principal Occupation or Employment:	Member of the Senate of Canada
Employer:	The Senate of Canada
Employer’s Business:	Government
Employer’s Address:	Room 561-5, Centre Block, Parliament Buildings, Ottawa,
Ontario K1A 0A4

J. Bruce Flatt
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario
Present Principal Occupation or Employment:	M5J 2T3 President & Chief Executive Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

Julia E. Foster
Citizenship:	Canada
Business Address:	151 Bloor Street West, 5th Floor, Toronto, Ontario M5S 1T6
Present Principal Occupation or Employment:	Chair
Employer:	Ontario Arts Council
Employer’s Business:	Arts funding organization
Employer’s Address:	Same as Business Address

James K. Gray
Citizenship:	Canada
Business Address:	150 Sixth Ave. SW, Suite 3370, Petro Canada Centre, Calgary, Alberta T2P 3Y7
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 11 of 13 Pages

Lynda C. Hamilton
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President
Employer:	Edper Investments Limited
Employer’s Business:	Investment company
Employer’s Address:	Same as Business Address

Robert J. Harding
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

David W. Kerr
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Noranda Inc.
Employer’s Business:	Mining and metallurgy
Employer’s Address:	Same as Business Address

Philip B. Lind
Citizenship:	Canada
Business Address:	333 Bloor Street E., 10th Floor, Toronto, Ontario M4W 1G9
Present Principal Occupation or Employment:	Vice-Chairman
Employer:	Rogers Communications Inc.
Employer’s Business:	Diversified communications company
Employer’s Address:	Same as Business Address

Roy MacLaren
Citizenship:	Canada
Business Address:	121 King Street W., Suite 840, Toronto, Ontario M5H 3T9
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 12 of 13 Pages

G. Wallace F. McCain
Citizenship:	Canada
Business Address:	30 St.Clair Ave., West, Suite 1500, Toronto, Ontario M4V 3A2
Present Principal Occupation or Employment:	Chairman
Employer:	Maple Leaf Foods Inc.
Employer’s Business:	Food products industry
Employer’s Address:	Same as Business Address

Jack M. Mintz
Citizenship:	Canada
Business Address:	125 Adelaide Street E., Toronto, Ontario M5C 1L7
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	C.D. Howe Institute
Employer’s Business:	Public policy institute
Employer’s Address:	Same as Business Address

George E. Myhal
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brascan Financial Corporation
Employer’s Business:	Financial Services (Asset Management)
Employer’s Address:	Same as Business Address

Saul Shulman
Citizenship:	Canada
Business Address:	#2300 – 200 King Street W., Toronto, Ontario M5H 3W5
Present Principal Occupation or Employment:	Senior Partner
Employer:	Goodman & Carr
Employer’s Business:	Law firm
Employer’s Address:	Same as Business Address

George S. Taylor
Citizenship:	Canada
Business Address:	R.R. #3, 4675 Line 3, Saint Marys, Ontario N4X 1C6
Present Principal Occupation or Employment:	Corporate Director
Employer:	N/A
Employer’s Business:	N/A
Employer’s Address:	N/A

Brian D. Lawson
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 300, Toronto,
Ontario M5J 2T3
Present Principal Occupation or Employment:	Executive Vice-President and Chief Financial Officer
Employer:	Brascan Corporation
Employer’s Business:	Real estate, power generation and financial services
Employer’s Address:	Same as Business Address

CUSIP No. 655422 10 3	SCHEDULE 13D	Page 13 of 13 Pages

SCHEDULE II
EDPERPARTNERS LIMITED

Ian G. Cockwell
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4430,
Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	President & Chief Executive Officer
Employer:	Brookfield Homes Corporation
Employer’s Business:	Residential real estate development
Employer’s Address:	Same as Business Address

Jack L. Cockwell – see Schedule I

J. Bruce Flatt – see Schedule I

Robert J. Harding – see Schedule I

David W. Kerr – see Schedule I

Brian D. Lawson – see Schedule I

George E. Myhal – see Schedule I

Timothy E. Price
Citizenship:	Canada
Business Address:	BCE Place, 181 Bay Street, Suite 4420,
Toronto, Ontario M5J 2T3
Present Principal Occupation or Employment:	Chairman
Employer:	Brascan Financial Corporation
Employer’s Business:	Asset management and merchant banking services
Employer’s Address:	Same as Business Address